FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA PLC - ANNUAL GENERAL MEETING 2014

Results of Annual General Meeting held on 24 April 2014

AstraZeneca PLC announced the results of the voting at its Annual General Meeting today. As proposed in the Notice of AGM, all Resolutions were decided by poll vote. Resolutions 1 - 9 and 13 were passed as ordinary resolutions and resolutions 10 - 12 were passed as special resolutions.

	RESOLUTION	VOTES FOR	% OF VOTES CAST	VOTES AGAINST	% OF VOTES CAST	VOTES CAST IN TOTAL	TOTAL VOTES CAST AS A % OF ISSUED SHARE CAPITAL	VOTES WITHHELD
1	To receive the Company's Accounts and the Reports of the Directors and Auditor for the year ended 31 December 2013	870,033,204	97.89	18,778,918	2.11	888,812,122	70.46%	11,139,925
2	To confirm dividends	893,931,728	99.57	3,902,685	0.43	897,834,413	71.17%	2,117,634
3	To appoint KPMG LLP, London as Auditor	876,625,428	98.63	12,214,852	1.37	888,840,280	70.46%	11,111,767
4	To authorise the Directors to agree the remuneration of the Auditor	893,579,679	99.54	4,118,441	0.46	897,698,120	71.16%	2,253,927
5a	To re-elect Leif Johansson as a Director	889,965,734	99.14	7,676,973	0.86	897,642,707	71.16%	2,309,340
5b	To re-elect Pascal Soriot as a Director	897,134,446	99.96	371,409	0.04	897,505,855	71.15%	2,446,192
5c	To elect Marc Dunoyer as a Director	889,628,471	99.12	7,871,986	0.88	897,500,457	71.15%	2,451,590
5d	To re-elect Geneviève Berger as a Director	896,973,595	99.94	537,923	0.06	897,511,518	71.15%	2,440,529
5e	To re-elect Bruce Burlington as a Director	897,004,578	99.95	479,515	0.05	897,484,093	71.15%	2,467,954
5f	To elect Ann Cairns as a Director.	897,096,680	99.95	434,031	0.05	897,530,711	71.15%	2,421,336
5g	To re-elect Graham Chipchase as a Director	895,582,520	99.79	1,906,668	0.21	897,489,188	71.15%	2,462,859
5h	To re-elect Jean-Philippe Courtois as a Director	507,689,816	56.97	383,431,429	43.03	891,121,245	70.64%	8,830,801
5i	To re-elect Rudy Markham as a Director	883,555,362	98.45	13,948,771	1.55	897,504,133	71.15%	2,447,914
5j	To re-elect Nancy Rothwell as a Director	866,230,058	96.51	31,324,104	3.49	897,554,162	71.15%	2,397,885
5k	To re-elect Shriti Vadera as a Director	890,107,349	99.17	7,412,193	0.83	897,519,542	71.15%	2,432,505
5l	To re-elect John Varley as a Director.	865,725,412	96.46	31,781,043	3.54	897,506,455	71.15%	2,445,592
5m	To re-elect Marcus Wallenberg as a Director.	794,350,592	89.19	96,276,858	10.81	890,627,450	70.60%	9,324,597
6	To approve the Annual Report on Remuneration for the year ended 31 December 2013	546,233,371	61.46	342,504,005	38.54	888,737,376	70.45%	11,214,670
7	To approve the Directors' Remuneration Policy	623,298,717	85.00	110,030,311	15.00	733,329,028	58.13%	166,623,018
8	To authorise limited EU political donations	869,296,180	97.48	22,506,342	2.52	891,802,522	70.70%	8,149,525
9	To authorise the Directors to allot shares	802,973,415	89.68	92,408,410	10.32	895,381,825	70.98%	4,391,643
10	To authorise the Directors to disapply pre-emption rights	880,119,551	98.50	13,443,551	1.50	893,563,102	70.84%	6,388,945
11	To authorise the Company to purchase its own shares	896,314,664	99.85	1,320,394	0.15	897,635,058	71.16%	2,316,989
12	To reduce the notice period for general meetings	753,622,756	83.98	143,754,313	16.02	897,377,069	71.14%	2,574,978
13	To approve the AstraZeneca 2014 Performance Share Plan	835,615,520	93.66	56,608,840	6.34	892,224,360	70.73%	7,727,687

Issued capital
As at 22 April 2014, the number of issued shares of the Company was 1,261,461,150 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM. In accordance with the Company's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

A C N Kemp
Company Secretary
24 April 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 24 April 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary